Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-20881) of our report dated June 27, 2007, relating to the statement of net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan as of December 31, 2006, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of the Ralcorp Holdings Inc. Savings Investment Plan.

/s/ Brown Smith Wallace, L.L.C.

St. Louis, Missouri
June 27, 2007